
December 22, 2022

Max H. Mitchell
President and Chief Executive Officer
Crane Company
100 First Stamford Place
Stamford, CT 06902

> **Re: Crane Company**
> **Form 10-12B**
> **Filed December 15, 2022**
> **File No. 001-41570**

Dear Max H. Mitchell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 Filed on December 15, 2002

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 63

1. You indicate that the unaudited pro forma condensed consolidated financial statements have been adjusted to give effect to the impact of the separation and distribution agreement, the tax matters agreement and transition services agreement between Crane Company and Crane NXT, Co. and the provisions contained therein, intended to reflect Crane Company as an autonomous entity. Please provide the following:
   - Please tell us what consideration you gave to providing a column within your pro forma financials to reflect 'Autonomous Entity Adjustments' pursuant to Rules 11-01(a)(7) and 11-02(a)(6)(ii) of Regulation S-X; and
   - You indicate that a final determination regarding your capital structure has not yet been made, and the separation and distribution agreement, tax matters agreement, transition services agreement, intellectual property matters agreement, employee

matters agreement and other ancillary agreements have not been finalized.
- ° Please clarify whether any pro forma adjustments have been made for which agreements have been executed;
- ° To the extent these adjustments do not relate to a probable or executed transaction, please tell us what consideration you gave to presenting these adjustments as management's adjustments instead of autonomous entity adjustments;
- ° Given that your agreements have not been finalized to date, please tell us the extent you expect to include these autonomous entity adjustments prior to effectiveness; and
- ° With regards to note 2(g) on page 69, you indicate that this adjustments relate to the "anticipated" impact of the Tax Matters Agreement. We note that you previously disclosed that the tax matters agreement has not been finalized. Please help us understand how you determined that this adjustment represents a transaction accounting adjustment rather than an autonomous entity adjustment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at 202-551-3328 or Ernest Greene at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ann Beth Stebbins